Prospectus Supplement filed pursuant to Rule 424(b)(3)

in connection with Registration Statement No. 333-224386

Citius Pharmaceuticals, Inc.

Prospectus Supplement No. 1 dated May 23, 2018

(to Prospectus dated April 27, 2018)

1,446,175 shares of common stock

This Prospectus Supplement No. 1 updates, amends, and supplements the information previously included in the Prospectus dated April 27, 2018, relating the sale or other disposition from time to time of up to 1,446,175 shares of our common stock, $0.001 par value per share, issuable upon the exercise of warrants held by the selling stockholders named in the prospectus, including their transferees, pledgees, donees or successors. We are not selling any shares of common stock under the prospectus and will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

The sole purpose of this prospectus supplement is to modify certain information in the prospectus set forth under the caption “Selling Stockholders” to update information regarding the ownership of Intracoastal Capital, LLC and the individuals that may be deemed to be beneficial owners of the securities owned directly by Intracoastal Capital, LLC.

This prospectus supplement should be read in conjunction with the prospectus, which is required to be delivered with this prospectus supplement. This prospectus supplement is qualified in its entirety by reference to the prospectus except to the extent that the information herein modifies or supersedes the information contained in the prospectus. Except as amended by this prospectus supplement, the “Selling Stockholders” section of the prospectus is not otherwise affected by this prospectus supplement.

This Prospectus Supplement No. 1 is not complete without, and may not be delivered or used except in connection with, our prospectus, including all amendments and supplements thereto.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 8 of the original prospectus.

Neither the SEC nor any state securities commission has approved or disapproved our securities or determined that this prospectus is truthful or complete. It is illegal for anyone to tell you otherwise.

The date of this Prospectus Supplement No. 1 is May 23, 2018.

The table appearing under the heading “Selling Stockholders” in the prospectus, including the footnotes to the table, is hereby amended and restated in its entirety as follows:

Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Before Any Sale	% of Class	Number of Share of Common Stock Offering	Shares of Common Stock Beneficially Owned After Sale of All Shares of Common Stock Pursuant to this Prospectus
				Number of Shares	% of Class
Craig Drill Capital, L.P.(1)	521,716	4.82%	147,704	374,012	3.51%
Craig Drill Capital, II L.P.(2)	229,302	2.14%	65,402	163,900	1.54%
Empery Asset Master, Ltd.(3)	147,858	1.38%	62,174	85,684	*
Empery Tax Efficient, LP(4)	31,953	*	13,436	18,517	*
Empery Tax Efficient II, LP(5)	73,586	*	30,943	42,643	*
Intracoastal Capital, LLC(6)	124,582	1.16%	79,915	44,667	*
Leonard L. Mazur(7)	4,785,219	40.78%	274,057	4,511,162	39.36%
Noam Rubinstein(8)(13)	125,495	1.17%	70,495	55,000	*
Sabby Volatility Warrant Master Fund, Ltd.(9)	1,257,281	11.15%	608,553	648,728	6.088%
Michael Vasinkevich(10)(13)	89,442	*	89,442	-	*
Mark Viklund(11)(13)	2,689	*	2,689	-	*
Charles Worthman(12)(13)	1,365	*	1,365	-	*
TOTAL	7,390,488	57.26%	1,446,175	5,944,313	51.87%

*	Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.

(1)	Includes warrants to purchase 147,704 shares of common stock.
(2)	Includes warrants to purchase 65,402 shares of common stock.
(3)	Includes warrants to purchase 62,174 shares of common stock. Empery Asset Management LP, the authorized agent of Empery Asset Master, Ltd (“EAM”), has discretionary authority to vote and dispose of the shares held by EAM and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by EAM. EAM, Mr. Hoe and Mr. Lane each disclaim any beneficial ownership of these shares.
(4)	Includes warrants to purchase 13,436 shares of common stock. Empery Asset Management LP, the authorized agent of Empery Tax Efficient, LP (“ETE”), has discretionary authority to vote and dispose of the shares held by ETE and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by ETE. ETE, Mr. Hoe and Mr. Lane each disclaim any beneficia1 ownership of these shares.
(5)	Includes warrants to purchase 30,943 shares of common stock. Empery Asset Management LP, the authorized agent of Empery Tax Efficient II, LP (“ETE II”), has discretionary authority to vote and dispose of the shares held by ETE II and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by ETE II. ETE II, Mr. Hoe and Mr. Lane each disclaim any beneficia1 ownership of these shares.
(6)	Includes warrants to purchase 79,915 shares of common stock. Mitchell P. Kopin and Daniel B. Asher, both of whom are managers of Intracoastal Capital LLC (“Intracoastal”), have shared voting control and investment discretion over the securities reported herein that are held by Intracoastal. As a result, each of Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities reported herein that are held by Intracoastal. Mr. Asher is also a control person of a broker-dealer and therefore may be deemed to be an affiliate of a broker-dealer.
(7)	Includes (i) 3,718,340 shares of common stock, (ii) an option to purchase 220,000 shares of common stock at an exercise price of $6.75 per share and (iii) warrants to purchase an aggregate of 846,879 shares of common stock at a weighted average exercise price of $4.428 per share.
(8)	Includes warrants to purchase 70,495 shares of common stock.
(9)	Includes warrants to purchase 608,553 shares of common stock at a weighted average exercise price of $3.17 per share. The warrants held by Sabby are subject to a beneficial ownership limitation of 4.99%, which does not permit Sabby to exercise that portion of the warrants that would result in Sabby and its affiliates owning, after exercise, a number of shares of common stock in excess of the beneficial ownership limitation. The amounts and percentages in the table do not give effect to the beneficial ownership limitation. Sabby Management, LLC, the investment manager of Sabby Volatility Warrant Master Fund, Ltd. (“Sabby Volatility”), has discretionary authority to vote and dispose of the shares held by Sabby Volatility and may be deemed to be the beneficial owner of these shares. Hal Mintz, in his capacity as manager of Sabby Management, LLC, may also be deemed to have investment discretion and voting power over the shares held by Sabby Volatility. Each of Sabby Management, LLC and Hal Mintz disclaims beneficial ownership over the securities listed except to the extent of their pecuniary interest therein.
(10)	Consists of warrants to purchase 89,442 shares of common stock.
(11)	Consists of warrants to purchase 2,689 shares of common stock.
(12)	Consists of warrants to purchase 1,365 shares of common stock.
(13)	The selling stockholder is an affiliate of a registered broker-dealer.